January 11, 2021

VIA EDGAR

Ada Sarmento

Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	FS Development Corp.
Amendment No.2 to Registration Statement on Form S-4
Filed December 28, 2020
File No. 333-249785

Dear Ms. Sarmento and Mr. Buchmiller

On behalf of our client, FS Development Corp, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No.2 to registration statement on Form S-4 filed on December 28, 2020 (the “Registration Statement”), contained in the Staff’s letter dated January 8, 2021 (the “Comment Letter”). To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement. The Company is submitting, via EDGAR, Amendment No.3 to the Registration Statement on the date hereof (“Amendment No.3”).

Management After the Business Combination, page 178

1.

We note your disclosure that the Board has determined that Mr. Tananbaum is not an independent director under the Nasdaq listing rules, but Mr. Tananbaum will serve on the compensation committee of the combined company pursuant to an exception provided in the listing rules. Please revise to disclose that a member appointed under this exception may not serve longer than two years.

The Company respectfully advises the Staff that it has revised the disclosure on page 178 of Amendment No.3 to include the additional language referred to by the Staff.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Dennis Ryan, FS Development Corp.